Exhibit 12.1

HSN, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008	2007	2006	2005	2004
			(unaudited)
	(In thousands, except ratios)
(Loss) income from continuing operations before income taxes	$(3,118,251)	$169,787	$212,742	$193,387	$132,309

Fixed charges:
Interest expense (a)	16,420	—	—	992	—
Estimated interest portion of rental expense	8,382	9,669	9,471	8,283	3,494

Total fixed charges	24,802	9,669	9,471	9,275	3,494

(Loss) income from continuing operations before income taxes and fixed charges	(3,093,449)	179,456	222,213	202,662	135,803

Ratio of earnings to fixed charges	(b )	18.56	23.46	21.85	38.87

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.
(a)	Includes interest on debt and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefit liabilities, which is recorded within income tax expense.
(b)	Income for the year ended December 31, 2008 was inadequate to cover fixed charges. Additional income of $3.1 billion would have been necessary to bring the respective ratio to 1.0.